Exhibit 99.1

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

This Amended and Restated Investor Rights Agreement (this “Agreement”) is entered into as of April 26, 2019 between MakeMyTrip Limited, a limited liability company incorporated under the laws of Mauritius, with its head offices at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India (the “Company”) and Ctrip.com International, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands with its head offices at Building 16, Sky SOHO, 968 Jinzhong Road, Shanghai 200335, People’s Republic of China (the “Investor”).

WHEREAS, the Investor entered into an Investor Rights Agreement dated as of January 7, 2016 (as amended on October 18, 2016, the “Original IRA”) in connection with the Investor’s acquisition of certain Company Securities (as defined in the Original IRA);

WHEREAS, the Investor has entered into a share purchase agreement (the “Share Purchase Agreement”) on the date hereof to acquire all of the ordinary shares and Class B convertible ordinary shares, par value $0.0005 per share, held by MIH Internet SEA Private Limited (the “Transactions”); and

WHEREAS, pursuant to Section 5.07(a) of the Original IRA and as a condition to the consummation of the Transactions, the Company and the Investor wish to amend and restate the Original IRA as set forth in this Agreement, effective as of the Closing Date.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree that the Original IRA is hereby amended and restated in its entirety to read as follows:

ARTICLE 1

DEFINITIONS

Section 1.01    Definitions.

As used in this Agreement, the following terms have the following meanings:

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Board” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the Cayman Islands, the State of New York, Mauritius, New Delhi, Shanghai, Hong Kong or Singapore are required by Applicable Law to be closed.

“Class B Shares” means the class B convertible ordinary shares, par value $0.0005 per share, of the Company, which are governed by the Terms of Issue.

“Closing Date” means the date on which the Transactions are consummated.

“Company Securities” means (i) Ordinary Shares, (ii) securities convertible into or exchangeable for Ordinary Shares (including, without limitation, the Class B Shares), (iii) any options, warrants or other rights to acquire Ordinary Shares and (iv) any depository receipts or similar instruments issued in respect of Ordinary Shares.

“Company Voting Securities” means all shares of all classes of Company Securities then outstanding which are normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof, including all Ordinary Shares and Class B Shares.

“Constitution” means the Constitution of the Company, as amended.

“Director” means any director of the Company from time to time.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and any rules and regulations promulgated thereunder.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, municipal or other government, any governmental, quasi-governmental, supranational, regulatory or administrative authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body, political subdivision, and any court or other tribunal) or any self-regulatory organization (including NASDAQ) with competent jurisdiction.

“Group” has the meaning given to such term in Section 13(d)(3) of the Exchange Act.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Independent Directors” means, for purposes of this Agreement, (i) Aditya Tim Guleri, Vivek N. Gour and Gyaneshwarnath Gowrea as of the date hereof or (ii) any Director who replaces any of them and who meets the independence requirements of Rule 5605 of the NASDAQ Stock Market Rules and otherwise satisfies the independence requirements set forth in Rule 10A-3 promulgated under the Exchange Act.

“Lien” means, with respect to any property or asset, any mortgage, pledge, claim, security interest, easement, covenant, restriction, reservation, defect in title, encroachment or other encumbrance, lien (choate or inchoate), charge, equity, or other restriction or limitation, whether arising by contract or under Applicable Law.

“Management Directors” means Deep Kalra and Rajesh Magow.

“NASDAQ” means the NASDAQ Global Market.

“Ordinary Shares” means ordinary shares of the Company, par value $0.0005 per ordinary share.

“Permitted Assignee” means any permitted assignee of the Investor pursuant to Section 7.01(b).

“Person” means any individual, general or limited partnership, corporation, limited liability company, joint stock company, trust, joint venture, unincorporated organization, association or any other entity, including any Governmental Authority, or any Group consisting of two or more of the foregoing.

“Securities” means any shares, stocks, debentures, funds, bonds, notes or any rights, warrants, options or interests in respect of any of the foregoing or any other derivatives or instruments having similar economic effect.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” as of the relevant date of determination, with respect to any Person (the “subject entity”), (i) any Person (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than fifty percent (50%) interest in the profits or capital of such Person are owned or controlled directly or indirectly by the subject entity or through one (1) or more Subsidiaries of the subject entity, (ii) any Person, including for the avoidance of doubt any “variable interest entity,” whose financial statements, or portions thereof, are or are intended to be consolidated with the financial statements of the subject entity for financial reporting purposes in accordance with IFRS or (iii) any Person with respect to which the subject entity has the sole power to control or otherwise direct the business and policies of that entity directly or indirectly through another subsidiary or otherwise.

“Terms of Issue” means the Terms of Issue of Class B Shares (as Exhibit 1.2 to the Form 20-F of the Company for the fiscal year ended March 31, 2018), as amended.

“Transfer” means (i) sell, assign, give, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose of, (ii) grant to any Person any option, right or warrant to purchase or otherwise receive, or (iii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or other rights of ownership. The terms “Transferring,” “Transferee” and “Transferred” shall have a correlative meaning.

“U.S.” means the United States of America.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
“Agreement”	Preamble
“Company”	Preamble
“Competitor”	3.01(a)
“Competitor List”	3.01(a)
“Competitor Transferee”	3.01(a)
“Investor”	Preamble
“Recommended Candidate(s)”	2.01(a)
“Share Purchase Agreement”	Recitals

Section 1.02    Other Definitional and Interpretative Provisions.

The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Clauses, Annexes, Exhibits and Schedules are to Articles, Sections, Clauses, Exhibits and Schedules of this Agreement unless otherwise specified. All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to “dollars” or “$” shall refer to U.S. dollars. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE 2

CORPORATE GOVERNANCE

Section 2.01    Board Representation

(a)    The Company acknowledges and agrees that immediately after the Closing Date, the Investor (or any Permitted Assignee) shall be entitled to nominate to the Board five (5) Directors (each, an “Investor Director”) pursuant to the Terms of Issue by virtue of holding the issued and outstanding Class B Shares and Ordinary Shares.

(b)    In addition to and without prejudice to the foregoing, but subject to Applicable Law and the NASDAQ Stock Market Rules, in the event that any Independent Director(s) is to be appointed to the Board, the Investor (or any Permitted Assignee) shall be entitled to recommend a candidate or a pool of candidates (the “Recommended Candidate(s)”) to the Board for the purpose of such appointment, it being agreed that (x) the Board (or a subset of the Board, if applicable) shall not take steps to nominate or appoint any person other than the Recommended Candidate(s) to be an Independent Director, and (y) the Independent Director appointed from the Recommended Candidate(s) pursuant to this sentence shall serve on each committee of the Board; provided that (A) the appointment of an Independent Director from the Recommended Candidate(s) shall be subject to the consent of Management Directors, (B) the appointment of any Independent Director other than pursuant to this sentence shall be subject to the consent of the Investor Directors, and (C) this sentence (other than item (B) above) shall not be in effect for (and only for) so long as one (1) Independent Director appointed from the Recommended Candidate(s) pursuant to this sentence serves on the Board.

(c)    In addition to and without prejudice to any of the foregoing, but subject to Applicable Law and the NASDAQ Stock Market Rules, a majority of Independent Directors must come from a pool of candidates approved of by the Management Directors and a majority of the Investor Directors.

(d)    Subject to Applicable Law and the NASDAQ Stock Market Rules, promptly after the Closing Date, the Company shall cause the chairman of the Board to execute an irrevocable power of attorney (in form and substance reasonably acceptable to the Investor) in favor of an Investor Director (as designated by the Investor) so that that Investor Director acting alone would be entitled to exercise the casting vote to which the chairman would otherwise have been entitled pursuant to Article 114 of the Constitution.

Section 2.02    Expenses and Indemnification.

Each Investor Director shall be entitled to the same rights, capacities, entitlements, compensation, if any, indemnification and insurance in connection with his or her role as a director as other members of the Board, and shall be entitled to reimbursement for all reasonable and documented, out-of-pocket expenses incurred in connection with the performance of his or her services as a director of the Company, including without limitation reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committees thereof, to the same extent as other members of the Board. The Company shall, upon the appointment of an Investor Director, enter into an indemnification agreement in the same form as applicable to other members of the Board with such director for so long as that Investor Director continues to serve as a director of the Board. In addition, each Investor Director shall be entitled to coverage under the Company’s directors’ and officers’ liability insurance effective upon his or her appointment to the Board, with the same coverage as, and containing terms and conditions no less favorable than, those available to the other members of the Board.

Section 2.03    Listing Status.

From the Closing Date, the Investor shall not, and shall procure that none of its controlled affiliates will, directly or indirectly, take any action to delist the Ordinary Shares from NASDAQ (except in connection with an acquisition of all the outstanding Company Securities by any Person) without the prior approval of both a majority of the Directors (including the Class B Directors) and a majority of the Independent Directors.

ARTICLE 3

ACQUISITIONS AND DISPOSITIONS

Section 3.01    No Further Purchases.

Notwithstanding any provision to the contrary in the Terms of Issue, from the Closing Date, the Investor shall not, and shall procure that none of its controlled affiliates shall, directly or indirectly, acquire any Company Voting Securities in any manner, whether in the open market, in privately negotiated transactions, by tender offer or exchange offer or otherwise, that would result in the Investor, together with its controlled affiliates, beneficially owning in the aggregate 74.9% or more of the issued and outstanding Company Voting Securities (determined on an actual basis and not a fully diluted basis). For the avoidance of doubt, it is hereby acknowledged that the Transactions are not in violation of Section 3.02 of the Original IRA.

Section 3.02    Competitor Transferees.

(a) From the Closing Date, the Investor shall not, and shall procure that none of its controlled affiliates will, directly or indirectly, Transfer any Company Securities that are held by the Investor or any of its controlled affiliates immediately after the Closing Date to any Person identified in Schedule 1 hereto (the “Competitor List”) (collectively, the “Competitors”), or to any controlled affiliates of any such Person (Competitors and their respective controlled affiliates collectively, “Competitor Transferees”); any such Transfer shall be null and void; provided, however, that the foregoing shall not prohibit any sale of Ordinary Shares through bona fide brokers’ transactions or pursuant to transactions in the open market to any person.

(b)    The Competitor List identifies the Competitors as of the date hereof. The Competitor List may be amended following the date hereof as may be proposed by either the Company or the Investor, each such amendment to be effective upon mutual agreement by and between the Company and the Investor, provided that, unless otherwise consented to by the Investor, (i) any Person so added to the Competitor List as a Competitor must be a material direct competitor of the Company engaging in one or its principal lines of business in the Republic of India, as reasonably determined by the Company and the Investor, and (ii) the Competitor List may not be amended (A) prior to the six-month anniversary of the Closing Date or (B) more than once per each twelve-month period thereafter. For the avoidance of doubt, the Investor and its controlled affiliates shall never be included in the Competitor List.

Section 3.03    Violation.

Any Transfer made in violation of Section 3.01 or Section 3.02 shall be null and void, regardless of whether the purported Transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement or the Terms of Issue, and the Company shall not be obligated to register any such Transfer in its books and records.

Section 3.04    Future Subscription.

In the event that the Company proposes to issue any Company Voting Securities within 12 months after the Closing Date, the Company will promptly notify the Investor in writing and the Investor will use commercially reasonable efforts to engage in good-faith discussion with the Company with a view to subscribing for a pro rata portion of these Company Voting Securities.

Section 3.05    Amendment of the Share Purchase Agreement.

The Investor agrees not to take steps to amend the Share Purchase Agreement without the prior written consent of the Company, if such amendment (a) modifies the definition of the term “Outside Date” therein or (b) would in the reasonable determination of the Investor and a majority of the Independent Directors acting on behalf of the Company materially and adversely impact the rights of or protection to the minority shareholders of the Company.

ARTICLE 4

CONDUCT OF BUSINESS

Section 4.01    Conduct of Business.

Effective as of the Closing Date and until the date on which the Investor and its controlled affiliates cease to own at least 10% of the total number of then-outstanding Company Voting Securities on an actual basis, the Investor shall not, and shall cause its controlled affiliates not to, invest in any travel or travel-related business (e.g., hotel booking, air ticketing, rail ticketing, bus ticketing and packaged tour booking) in the Republic of India through persons or entities other than the Company and its Subsidiaries, without the prior written consent of the Board (which shall include consent of the Management Directors).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

Section 5.01    Representations and Warranties of Each Party.

In connection with the transactions provided for herein, each party hereby represents and warrants to the other as follows:

(a)    Existence and Power. It is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b)    Authorization. The execution, delivery and performance of this Agreement by it has been duly authorized by all necessary corporate action on its part. This Agreement has been duly executed and delivered by it and, assuming due authorization, execution and delivery by the other party, constitutes legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by applicable bankruptcy, insolvency and similar law affecting creditors’ rights and remedies generally.

(c)    No Violation. The execution, delivery and performance by it of this Agreement does not and will not (i) violate, conflict with or result in the breach of any provision of its memorandum and articles of association (or similar organizational documents), (ii) conflict with or violate any Applicable Law or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which it is a party or result in the creation of any Liens upon any of its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a material adverse effect on the ability and authority of such party and its Subsidiaries (taken as a whole) to perform its obligations under this Agreement.

(d)    Governmental Consents and Approvals. Other than any filings or submissions required pursuant to the Applicable Law, the execution, delivery and performance by it of this Agreement does not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority.

Section 5.02    Representations and Warranties of the Investor.

The Investor represents and warrants to the Company that the Investor has provided the Company with a true, complete and accurate copy of the Share Purchase Agreement.

ARTICLE 6

AMENDMENT AND TERMINATION

Section 6.01    Amendment.

The provisions of this Agreement may be amended or modified only upon the prior written consent of (i) the Investor and (ii) a majority of the Independent Directors acting on behalf of the Company. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 6.02    Termination.

Unless otherwise provided herein, this Agreement shall terminate and be of no further force and effect (a) in the event that the closing of the Transactions does not occur on or prior to the Outside Date (as defined in the Share Purchase Agreement), in which case the Original IRA shall remain in full force and effect, or (b) in the event that the closing of the Transactions occurs, upon the Investor and its controlled affiliates ceasing to own at least 1% of the total number of then-outstanding Company Voting Securities on an actual basis; provided that the provisions of Articles 5, 6 and 7 shall survive any termination of this Agreement.

ARTICLE 7

MISCELLANEOUS

Section 7.01    Binding Effect; Assignability; Benefit.

(a)    This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns.

(b)    Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party without the prior written consent of the other party hereto; provided that except as otherwise specified herein, the Investor may assign any right or remedy arising under this Agreement or by reason hereof, or Transfer any Company Securities, to (i) any of its controlled affiliates; or (ii) any of its non-controlled affiliates, provided that such non-controlled affiliates execute and deliver to each party hereto a joinder agreement pursuant to which such non-controlled affiliate shall become a party to this Agreement.

(c)    Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 7.02    Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received (i) on the date of delivery if delivered in person, (ii) on the date of confirmation of receipt of transmission by facsimile, email or other form of electronic delivery (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or (iii) three (3) Business Days after deposit with an internationally recognized express courier service to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

If to the Company, to:

MakeMyTrip Limited 19th Floor, Building No. 5
DLF Cyber City
Gurugram, India, 122002

Attention:	Mohit Kabra
Facsimile:	+91 124 4395100
Email:	groupcfo@go-mmt.com

with a copy to:

Latham & Watkins LLP 9 Raffles Place #42-02
Republic Plaza
Singapore 048619

Attention:	Michael Sturrock / Rajiv Gupta
Facsimile:	+65 6536 1171
Email:	michael.sturrock@lw.com / rajiv.gupta@lw.com

If to the Investor, to:

Ctrip.com International, Ltd.
Building 16, Sky SOHO 968 Jinzhong Road
Shanghai 200335 People’s Republic of China

Attention:	Shiwei Zhou
Email:	zhousw@Ctrip.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central
Hong Kong

Attention:	Z. Julie Gao, Esq. / Haiping Li, Esq.
Facsimile:	+852 3910 4863 / +852 3910 4835
Email:	julie.gao@skadden.com / haiping.li@skadden.com

Section 7.03    Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 7.04    Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 7.05    Counterparts.

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Section 7.06    Descriptive Headings.

The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

Section 7.07    Governing Law.

This Agreement, the rights and obligations of the parties hereto, and all claims or disputes relating hereto, shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to the conflicts of law rules thereunder.

Section 7.08    Forum, Jurisdiction and Service of Process.

(a)    Each party irrevocably consents and agrees that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Agreement or the transactions contemplated herein shall be brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and hereby (i) irrevocably consents and submits to the exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues, (ii) waives, to the fullest extent permitted by Applicable Law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement or the transactions contemplated herein brought in any such court, (iii) waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (iv) subject to Section 7.08(b) and Section 7.08(c), agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.02.

(b)    The Company irrevocably appoints MakeMyTrip Inc. as its authorized agent in the Borough of Manhattan, New York City, New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to 60 East 42nd Street, Suite 605, New York, NY 10165, United States of America, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect. If for any reason such agent shall cease to be such agent for service of process, the Company shall forthwith appoint a new agent of recognized standing for service of process in the State of New York and deliver to the Investor a copy of the new agent’s acceptance of that appointment within ten (10) Business Days of such acceptance. Nothing herein shall affect the right of the Investor to serve process in any other manner permitted by Applicable Law or to commence legal proceedings or otherwise proceed against the Company in any other court of competent jurisdiction. To the extent that the Company has or hereafter may acquire any sovereign or other immunity from jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives such immunity in respect of its obligations hereunder.

(c)    The Investor irrevocably appoints Ctrip International Travel (U.S.) Co. Ltd. as its authorized agent in the Borough of Manhattan, New York City, New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Investor by the person serving the same to WeWork 261 Madison, LLC, Room 10088, 10059, 261 Madison Avenue, New York, NY 10016, United States of America, shall be deemed in every respect effective service of process upon the Investor in any such suit or proceeding. The Investor further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect. If for any reason such agent shall cease to be such agent for service of process, the Investor shall forthwith appoint a new agent of recognized standing for service of process in the State of New York and deliver to the Company a copy of the new agent’s acceptance of that appointment within ten (10) Business Days of such acceptance. Nothing herein shall affect the right of the Company to serve process in any other manner permitted by Applicable Law or to commence legal proceedings or otherwise proceed against the Investor in any other court of competent jurisdiction. To the extent that the Investor has or hereafter may acquire any sovereign or other immunity from jurisdiction of any court or from any legal process with respect to itself or its property, the Investor irrevocably waives such immunity in respect of its obligations hereunder.

Section 7.09    Specific Enforcement.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts of the State of New York or any federal court of the United States of America, sitting in New York, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 7.10    Further Assurances.

From time to time following the date hereof, the parties hereto shall execute and deliver such other instruments of assignment, transfer and delivery and shall take such other actions as any other party hereto reasonably may request in order to consummate, complete and carry out the transactions contemplated by this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

MAKEMYTRIP LIMITED

By:	/s/ Mohit Kabra
Name:	Mohit Kabra
Title:	Group Chief Financial Officer

[Signature Page to Amended and Restated Investor Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Executive Chairman

[Signature Page to Amended and Restated Investor Rights Agreement]

SCHEDULE 1

Competitor List